FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

 TORONTO, June 19, 2017

 Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX SELLS ITS REMAINING POSITION IN TEMBEC

 (Note: All dollar amounts in this press release are expressed in Canadian dollars)

Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announced that it has sold, through its subsidiaries, 14,235,644 common shares (the "Shares") of Tembec Inc. ("Tembec"), representing approximately 14.2% of the issued and outstanding Shares. The Shares were sold today over the facilities of the Toronto Stock Exchange at an average price of approximately $4.30 per Share. Fairfax has sold its Shares to benefit from the recent appreciation of the market price of the Shares. Fairfax and its subsidiaries, no longer hold any Shares and are no longer required to report any further trading in Shares, provided that its ownership or control remains below 10% of the issued and outstanding Shares
An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or directly from Fairfax.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Fairfax's registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

For further information contact:   John Varnell, Vice President, Corporate Development, at (416) 367-4941